UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

PAETEC HOLDING CORP.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

695459 10 7

(CUSIP Number)

Mary K. O’Connell

Senior Vice President, General Counsel and Secretary

PAETEC Holding Corp.

One PAETEC Plaza

600 Willowbrook Office Park

Fairport, NY 14450

(585) 340-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2009

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 695459 10 7
(1)	Names of reporting persons. Arunas A. Chesonis
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 8,536,787 shares of Common Stock (1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 8,536,787 shares of Common Stock (1)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 8,536,787 Common Stock (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 5.9% (2)
(14)	Type of reporting person (see instructions) IN

(1)	Includes (i) 8,015,752 outstanding shares of Common Stock held directly by the Reporting Person and (ii) 521,035 shares of Common Stock which are subject to options exercisable by the Reporting Person within 60 days of December 1, 2009.

(2)	Based upon a total of 145,203,741 shares of Common Stock outstanding as of December 1, 2009.

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D originally filed on March 12, 2007 (the “Original Schedule 13D”) and amended by Amendment No. 1 thereto on June 4, 2007 and by Amendment No. 2 thereto on September 20, 2007, and is being filed on behalf of Arunas A. Chesonis (the “Reporting Person”). This statement relates to the common stock, par value $0.01 per share (the “Common Stock”), of PAETEC Holding Corp., a Delaware corporation (the “Issuer”). The purpose of this Amendment is to report that, due to the aggregate effect of changes which have occurred from the date of Amendment No. 2 through December 1, 2009 to (a) the amount of Issuer’s Common Stock outstanding (which has increased by the net amount of 43,232,209 shares during such period) and (b) the Reporting Person’s beneficial ownership of the Common Stock (which has increased by a net amount of 253,716 shares during such period), the percentage of class beneficially owned by the Reporting Person has decreased to 5.9% from 8.1% during such period.

Unless otherwise defined, capitalized terms used in this Amendment No. 3 have the meanings given to those terms in the Original Schedule 13D.

Item 5.    Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

(a)    As of December 1, 2009, the Reporting Person is the beneficial owner of 8,536,787 shares of Common Stock, which represent approximately 5.9% of the shares of Common Stock outstanding as of that date. The shares of Common Stock beneficially owned by the Reporting Person include 8,015,752 outstanding shares held directly by the Reporting Person and 521,035 shares that are subject to outstanding options, all of which are exercisable within 60 days of December 1, 2009.

(b)    The Reporting Person has:

(i)	sole power to vote or direct the vote of 8,536,787 shares of Common Stock;

(ii)	shared power to vote or direct the vote of 0 shares of Common Stock;

(iii)	sole power to dispose or direct the disposition of 8,536,787 shares of Common Stock;

(iv)	shared power to dispose or direct the disposition of 0 shares of Common Stock.

(c)    Not applicable.

(d)    Not applicable.

(e)    Not applicable

SIGNATURES

After responsible inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 15, 2009

By:	/s/ Arunas A. Chesonis
Name: Arunas A. Chesonis Title: Chairman, President and Chief Executive Officer, PAETEC Holding Corp.

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